INVEST IN **FATHOM AI NOTETAKER (YC W21)**

Never take notes on a meeting again


FATHOM
#1 AI Meeting Assistant on
zoom HubSpot
5.0/5.0
#1 Rated • 3,000+ Reviews
WORKS WITH
Summary
Transcript

fathom.video San Francisco, CA

Technology | Y Combinator | Notable Angel | B2B | SaaS

Highlights

Notable Angel
Raised $25k or more from a notable angel investor

Y Combinator
Raised from Y Combinator

1. #1 Highest Satisfaction Product of 2024 on G2 - 2,500+ reviews and a perfect 5/5
2. Fastest Growing App on Hubspot Marketplace
3. Most installed AI meeting assistant on both the Zoom and HubSpot marketplaces
4. Net Promoter Score of 84 (Starbucks: 77)

Featured Investors

Telescope Partners
Syndicate Lead

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Invested $15,654,874

Mickey built his career investing in technology. Prior to founding Telescope Partners, Mickey was at Sequoia Capital for 7 years where he helped build out the firm's growth investing practice.

Mickey Arabelovic, GP

"We couldn't be more excited to partner with Rich and team. Meetings are a critical yet untapped source of data and we think there's a massive opportunity to leverage these insights into a broader productivity platform. Fathom offers a best-in-class notetaker and summarization engine as well as an increasing set of team-focused features to deliver value to business customers. In addition to the fantastic team and competitive differentiation, the company's rapid growth, efficient operations, an..."

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Other investors include Justin Kan Notable , Immad Akhund Notable , Soma Capital Notable , Liquid 2 Ventures Notable & 1109 more

Our Founder



Richard White Founder & CEO

Engineer turned Designer turned Startup Generalist. Previously founded UserVoice, a top platform for product feedback, and grew it to just shy of $10M ARR with $9M of outside investment.

About Fathom

Hey Fathomers,

I'm thrilled to share some incredible news – Fathom has successfully raised our Series A round of funding! 🎉This milestone is a testament to not only the hard work of our team but also the unwavering support we've received from our amazing users and customers like yourself.

Since our first crowdfund in 2022, Fathom has grown considerably and received some amazing accolades:

- 🏅 [#1 Highest Satisfaction Product of 2024 on G2](#) - [Perfect 5/5 rating (2,800 reviews)](#)

- 🚀 Most installed AI meeting assistant on both [Zoom](#) and [HubSpot](#)

- 📈 Fastest Growing App of 2023 on Hubspot Marketplace

- 💰 Our revenue has skyrocketed, up 77x!



We owe much of this growth to you all introducing and recommending Fathom to everyone you meet with on Zoom, Google Meet, and Microsoft Teams. The impact of your advocacy cannot be understated.

So, as a token of our appreciation, we are offering you a unique opportunity to become an even bigger part of the Fathom story.

We've allocated 10% of our Series A for investment by you via this Wefunder. This means you can invest in Fathom and share in our growth and success on the same terms as our venture capital investors. 🌱

From our previous crowdfunding campaign, we've seen the positive impact of having our loyal users also be investors, and we're excited to expand that even further with this campaign.

Whether you decide to invest or not, I want to personally thank each and every one of you for your support. 💗

Your belief in Fathom fuels our drive to get better every day. We're incredibly excited about what the future holds and can't wait to share this journey with you.

Here's to our shared success! 🚀

Richard White

Founder & CEO, Fathom